March 31, 2007	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheet

(Expressed in thousands of U.S. dollars)

	March 31, 2007 $	December 31, 2006 $

Assets

Current assets
Cash and cash equivalents	61,184	59,967
Restricted cash (note 3)	28,481	21,250
Accounts receivable, marketable securities and prepaids	30,550	28,306
Inventories	41,506	35,697
Future income taxes	6,352	10,182
	168,073	155,402
Restricted cash	58,300	58,300
Mining interests	316,555	311,080
Goodwill	2,238	2,238
	545,166	527,020

Liabilities
Current liabilities
Bank indebtedness	15,516	15,367
Accounts payable and accrued liabilities	30,813	29,267
Current portion of long term debt	350	333
Current portion of asset retirement obligations	7,181	8,271
	53,860	53,238
Long term debt	50,499	50,499
Contractual severance obligations	2,202	3,216
Asset retirement obligations	5,407	5,420
Future income taxes	20,588	18,742
	132,556	131,115

Shareholders’ Equity

Share capital (note 4)	741,191	740,061
Contributed surplus (note 4(d))	12,101	9,314
Accumulated other comprehensive income (note 4(e))	206	-
Deficit	(340,888)	(353,470)
	412,610	395,905
	545,166	527,020

Supplementary cash flow information (note 5)

Approved by the Board of Directors

         (Signed) Robert Gilmore

    Director

(Signed) Paul N. Wright

          Director

See accompanying note to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statement of Earnings and Deficit

For the three months ended March 31

(Expressed in thousands of U.S. dollars)

	2007 $	2006 $

Revenue
Gold sales	41,548	8,592
Interest and other income	1,940	836

	43,488	9,428

Expenses
Operating costs	15,065	7,747
Depletion, depreciation and amortization	3,108	84
General and administrative	7,426	4,562
Exploration	2,796	2,168
Accretion of asset retirement obligation	80	162
Foreign exchange (gain) loss	(565)	1,567
Gain on disposal of assets	(3,477)	(904)
Interest and financing costs	775	38

	25,208	15,424

Earnings (loss) before income taxes	18,280	(5,996)

Income tax (expense) recovery
Current	(22)	(40)
Future	(5,676)	(1,420)

	(5,698)	(1,460)

Net earnings (loss) for the period	12,582	(7,456)

Deficit, beginning of period	(353,470)	(356,770)

Deficit, end of period	(340,888)	(364,226)

Weighted average number of shares outstanding
Basic weighted average number of common shares outstanding	341,435	324,972

Diluted weighted average number of common shares outstanding	344,161	324,972

Net earnings (loss) per share
Basic - US$	$ 0.04	$ (0.02)
Diluted - US$	$ 0.04	$ (0.02)

Basic - Cdn$	$ 0.04	$ (0.03)
Diluted - Cdn$	$ 0.04	$ (0.03)

See accompanying note to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statement of Cash Flows

For the three months ended March 31

(Expressed in thousands of U.S. dollars)

	2007 $	2006 $

Cash flows generated from (used in):

Operating activities
Net earnings (loss) for the period	12,582	(7,456)
Items not affecting cash
Accretion of asset retirement obligation	80	162
Contractual severance expense	598	344
Depletion, depreciation and amortization	3,108	84
Foreign exchange gain (loss)	148	(66)
Future income taxes	5,676	1,420
Gain on disposal of assets	(3,477)	(904)
Imputed interest and financing costs	16	23
Contractual severance obligation	(1,612)	-
Stock-based compensation expense	3,094	1,985

	20,213	(4,408)
Changes in non-cash working capital (note 5)	(6,337)	(7,237)

	13,876	(11,645)

Investing activities
Acquisition of property, plant and equipment for cash	(13,940)	(21,319)
Proceeds on disposal of assets	703	1,481
Property reclamation payments	(1,183)	-
Recovery of mining interest costs from sale of pre-production gold	10,052
Deferred development expenditures on non-producing properties	(2,959)	(674)
Value added taxes recovered on mining interest investments	1,077	(1,734)
Restricted cash	(7,231)	-

	(13,481)	(22,246)

Financing activities
Share issuance costs	-	(7,089)
Issuance of common shares for cash	822	169,251

	822	162,162

Net increase in cash and cash equivalents	1,217	128,271

Cash and cash equivalents - beginning of period	59,967	33,826

Cash and cash equivalents - end of period	61,184	162,097

Supplementary cash flow information (note 5)

See accompanying note to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statement of Comprehensive Income

For the three months ended March 31

(Expressed in thousands of U.S. dollars)

	2007 $	2006 $

Net earnings for the three months ended March 31, 2007	12,582	-

Other comprehensive income
Unrealized gains on available-for-sale investment (note 4(e))	39	-

Comprehensive income for the three months ended March 31, 2007	12,621	-

See accompanying note to consolidated financial statements.

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations and basis of presentation

Eldorado Gold Corporation (“Eldorado” or the “Company”) is engaged in exploration for, and development and mining of gold. The Company has on-going exploration and development projects in Brazil, China and Turkey. On July 1, 2006, the Company commenced production in Turkey. Production in China commenced on February 1, 2007. Production operations in Brazil ceased in the first quarter of 2007.

With exception to changes in accounting policies instituted since December 2006 as outlined in note 2 hereof, these unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”) consistent with those used in the preparation of the Company’s audited consolidated financial Statements for the year ended December 31, 2006. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2006.

In the opinion of management, all adjustments necessary to present fairly the financial position as at March 31, 2006 and the results of operations and cash flows for the three month period then ended have been made. The interim results are not necessarily indicative of the results for a full year.

2.

Changes in accounting policies

On January 1, 2007, the Company adopted three new accounting standards and accounting policy changes related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005 (the “new CICA standards”). These changes were adopted on a prospective basis with no restatement of prior year’s financial statements. The new CICA standards and accounting policy changes are as follows:

Financial instruments – recognition and measurement

In accordance with this new standard, all financial instruments are classified as: held-to-maturity; available-for-sale; held-for-trading or loans and receivables. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of earnings.

On January 1, 2007, the Company had an investment in a public company classified as available-for-sale. Under the new policy, this investment is carried at fair market value, with unrealized gains and losses recorded in shareholders’ equity as a component of other comprehensive income. The cumulative unrealized gains or losses will be transferred from shareholders’ equity to net income when the investment is sold. Previously, investments in public companies were carried at cost, less provision for other than temporary declines in value.

(1)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Changes in accounting policies (continued)

Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transaction and other events and circumstances from non-owner sources. In accordance with the new CICA standard, the Company’s financial statements now include a consolidated Statement of comprehensive income and a new category, accumulated comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on the financial assets classified as available-for-sale. The components of accumulated other comprehensive income for the three months ended March 31, 2007 are disclosed in note 4(e).

Hedges

The new CICA standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not currently engage in any hedging activity. As a result, the adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

3.

Restricted cash

During the quarter ended March 2007, the Company issued letters of credit drawn on the bank to secure orders for heavy equipment that will be delivered within the next year. The letters of credit are collateralized by way of a $7,231 increase in the current portion of restricted cash which is held in a collateral account with the bank.

4.

Share capital

(a)

Authorized and issued share capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. At March 31, 2007, the Company has nil non-voting shares outstanding. The details of the voting common shares issued and outstanding are as follows:

	Number of shares	Amount $

Balance, December 31, 2006	341,148,231	740,061
Shares issued upon exercise of stock options	311,923	1,130

Balance, March 31, 2007	341,460,154	741,191

(2)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

(b)

Share option plans

The continuity of share purchase option outstanding since December 31, 2006 is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2006	3.82	7,276,463	2.8
Granted	7.12	3,127,500
Cancelled	5.25	(80,000)
Exercised	3.09	(311,923)

Balance, March 31, 2007	4.86	10,012,040	3.3

The following table summarizes share options outstanding as at March 31, 2007:

Total options outstanding				Exercisable options

Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercisable price Cdn$	Shares $	Weighted average exercise price Cdn$

1.00 to 1.99	436,539	1.0	1.76	436,539	1.76
2.00 to 2.99	14,000	0.9	2.25	14,000	2.25
3.00 to 3.99	4,790,001	2.3	3.52	4,478,334	3.53
4.00 to 4.99	475,000	2.8	4.62	425,000	4.60
5.00 to 5.99	1,069,000	4.0	5.57	647,666	5.61
6.00 to 6.99	100,000	4.1	6.07	33,333	6.07
7.00 to 7.12	3,127,500	5.0	7.12	1,042,500	7.12

	10,012,040	3.3	4.86	7,077,372	4.21

(3)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

(c)

Stock based compensation expense

Stock based compensation expense has been included in the under noted expenses in the consolidated statement of earnings as follows:

$

Operating costs	649
Exploration	361
General and administrative	2,084

3,094

(d)

Contributed surplus

The continuity of the contributed surplus on the consolidated balance sheet for the period since December 31, 2006 is as follows:

	Contributed Surplus Attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2006	8,220	1,094	9,314

Non-cash stock-based compensation	3,094	-	3,094
Options exercised, credited to share capital	(307)	-	(307)

Balance, March 31, 2007	11,007	1,094	12,101

(4)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

(e)

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

$

Balance, December 31, 2006	-
Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2007	275
Unrealized gains on available-for-sale investment	39
Realized gains on sale of available-for-sale investment transferred to net income	(108)

Balance, March 31, 2007	206

5.

Supplementary cash flow information

$

Changes in non-cash working capital
Accounts receivable and prepaids	(338)
Inventories	(5,809)
Accounts payable and accrued liabilities	(190)

(6,337)

Supplementary cash flow information
Interest paid	215

6.

Segmented information

The Company has four reporting segments. The Brazil reporting segment includes the operations of the São Bento mine and exploration activity in Brazil. The Turkey reporting segment includes the operations of the Kisladag mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Tanjianshan mine in China did not commence commercial production until February 1, 2007. The corporate reporting segment includes the operations of the Company’s corporate office.

(5)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Segmented information (continued)

	March 31, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	133,821	139,637	8,995	945	283,398
Non-producing	31,276	-	1,881	-	33,157

	165,097	139,637	10,876	945	316,555

	For the three months ended March 31, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	30,413	8,860	2,275	-	41,548
Interest and other income	625	30	113	1,172	1,940

	31,038	8,890	2,388	1,172	43,488
Expenses except the undernoted	11,238	4,405	1,660	5,478	22,781
Depletion, depreciation and amortization	1,303	1,736	-	69	3,108
Exploration	1,478	233	1,085	-	2,796
Gain on disposal of assets	-	-	(3,341)	(136)	(3,477)

Earnings (loss) before income taxes	17,019	2,516	2,984	(4,239)	18,280
Income tax expense	(4,703)	-	(973)	(22)	(5,698)

Net earnings (loss) for the period	12,316	2,516	2,011	(4,261)	12,582

	December 31, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	130,145	140,749	9,020	968	280,882
Non-producing	28,570	-	1,628	-	30,198

	158,715	140,749	10,648	968	311,080

(6)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

March 31, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.

Segmented information (continued)

	For the three months ended March 31, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	-	-	8,592	-	8,592
Interest and other income	8	19	105	704	836

	8	19	8,697	704	9,428
Expenses except the undernoted	460	201	8,139	4,371	13,171
Depletion, depreciation and amortization	28	10	-	46	84
Exploration	833	43	1,292	-	2,168

Loss before income taxes	(1,313)	(235)	(734)	(3,713)	(5,995)
Income tax expense	-	-	(1,430)	(31)	(1,461)

Loss for the period	(1,313)	(235)	(2,164)	(3,744)	(7,456)

(7)